

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Andrew Hidalgo
Chief Executive Officer
Vision Hydrogen Corporation
95 Christopher Columbus Drive, 16th Floor
Jersey City, NJ 07302

   **Re: Vision Hydrogen Corporation**
     **Registration Statement on Form S-1**
     **Filed October 14, 2020**
     **File No. 333-249478**

Dear Mr. Hidalgo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc:  James M. Turner